SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14D-100)

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934

                           ELBIT MEDICAL IMAGING LTD.

         (Name of Subject Company (Issuer) and Filing Person (Offeror))


                 ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE

                         (Title of Class of Securities)

                                    M37605108
                      (Cusip Number of Class of Securities)

                               Perry Wildes, Adv.
               Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
                               One Azrieli Center
                             Tel Aviv 67021, Israel

              (Name, address, telephone, and fax numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)


                            CALCULATION OF FILING FEE

      Transaction Valuation*                          Amount of Filing Fee**
           $31,920,000                                        $4,045


* Calculated solely for the purpose of determining the amount of the filing fee, based on the purchase of 2,800,000 shares at the tender offer price of $11.40 per share.

** 0.0001267 of the aggregate transaction valuation, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #3 for Fiscal Year 2005

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A                                 Filing Party: N/A
Form or Registration No.: N/A                                 Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3
[_]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

This Tender Offer Statement on Schedule TO (the "Schedule TO") is filed by Elbit Medical Imaging Ltd. in connection with its offer to acquire up to an aggregate of 2,800,000 of its ordinary shares upon the terms and subject to the conditions described in the Offer to Purchase, dated November 23, 2004 (the "Offer to Purchase"), and the related Letter of Transmittal and Acceptance Notices, which are attached as Exhibits (a)(1)(A), (a)(1)(B) and (a)(5)(A), respectively (which together, with any amendments or supplements thereto, constitute the "Offer").

ITEM 1. SUMMARY TERM SHEET.

The information set forth under "Summary Term Sheet" in the Offer to Purchase, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

The information set forth under "Introduction & Background," Section 1 ("Number of Shares; Proration"), Section 8 ("Price Range of Shares; Dividends") and
Section 10 ("Certain Information Concerning the Company") in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

The Company is both the filing person and the subject company. The Company's address and telephone number are set forth in Section 9 ("Certain Information Concerning the Company") of the Offer to Purchase. The information set forth in the Offer to Purchase under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

     o    "Summary Term Sheet";

     o    "Introduction & Background";

     o    Section 1 ("Number of Shares; Proration");

     o    Section 3 ("Procedures for Tendering Shares");

     o    Section 4 ("Withdrawal Rights");

     o    Section 5 ("Purchase of Shares and Payment of Purchase Price");

     o    Section 6 ("Conditions of the Offer");

     o    Section 7 ("Legal Matters and Regulatory Approvals");

     o    Section 13 ("Certain Tax Consequences"); and

     o    Section 14 ("Extension of Offer; Amendment").

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the Offer to Purchase under Section 11 ("Interests of Directors and Officers; Transaction and Arrangements Concerning Shares") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information set forth in the Offer to Purchase under Section 2 ("Purpose of the Offer; Certain Effects of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in the Offer to Purchase under Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the Offer to Purchase under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information under Section 15 ("Fees and Expenses") is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

The Company does not believe any of its financial statements are material to a decision by the shareholders whether to tender or hold ordinary shares because the consideration offered consists solely of cash, the offer is not subject to any financing condition, and the Company is a public reporting company under
Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

ITEM 11. ADDITIONAL INFORMATION.

The information set forth in the Offer to Purchase under Section 7 ("Legal Matters and Regulatory Approvals") and Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning Shares") and is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

ITEM 12. EXHIBITS.


Exhibit
  No.     Description

(a)(1)(A) Offer to Purchase dated November 23, 2004.

(a)(1)(B) Letter of Transmittal.

(a)(1)(C) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 23, 2004.

(a)(1)(D) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 23, 2004.

(a)(1)(E) Guidelines for Certification of Taxpayer Identification Number on Substitute form W-9.

(a)(2)    Not Applicable

(a)(3)    Not Applicable

(a)(4)    Not Applicable

(a)(5)(A) Acceptance Notice and Deed of Share Transfer (English translation from Hebrew).

(a)(5)(B) Form of cover of "Mifrat" to be filed with the Israeli Securities Authority (English translation from Hebrew).

(a)(5)(C) Press Release dated November 23, 2004.

(b)       Not Applicable.

(d)       Not Applicable.

(g)       Not Applicable.

(h)       Not Applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    ELBIT MEDICAL IMAGING LTD.

                    By:/s/ Shimon Yitzhaki              By: /s/ Avraham Shitrit
                    ----------------------              -----------------------
                    Shimon Yitzhaki, President          Avraham Shitrit, CFO


Dated: November 23, 2004